Exhibit 2.2
MARKETING AGREEMENT
     This Marketing Agreement is entered into as of August 12, 2008 (this “Agreement”) by and among Regent Releasing, L.L.C., a Texas limited liability company (the “Advertiser”), and PlanetOut Inc., a Delaware corporation (the “Media Company”).
Recitals
     A. The Media Company and its subsidiaries operate a number of Internet websites targeted at the gay, lesbian, bisexual and transgender communities;
     B. The Advertiser and its affiliates operate a media company and wish to pay the Media Company $6,000,000 to advertise films and other products on the online and print platforms, publications and events operated by the Media Company and its subsidiaries; and
     C. Concurrently with the execution of this Agreement, an affiliate of the Advertiser, Regent Entertainment Media Inc., a Delaware corporation (the “Buyer”), the Media Company and the Media Company’s subsidiaries, LPI Media Inc., a Delaware corporation (“LPI”), and SpecPub., Inc., a Delaware corporation (“SPI”), have entered into that certain Put/Call Agreement (the “Put/Call Agreement”), pursuant to which the Buyer has the right to acquire and LPI and SPI have the right to transfer certain of the assets and liabilities of LPI and SPI.
Agreement
     The parties to this Agreement, intending to be legally bound, agree as follows:
     SECTION 1. Definitions. The following terms shall have the corresponding meanings for the purposes of this Agreement:
     Ad. “Ad” shall have the meaning specified in Section 3.2 of the Agreement.
     Advertiser. “Advertiser” shall have the meaning specified in the Preamble to the Agreement.
     Agreement. “Agreement” shall have the meaning specified in the Preamble to the Agreement.
     Buyer. The “Buyer” shall have the meaning specified in the third Recital to the Agreement.
     CPM. “CPM” shall have the meaning specified in Section 2.2 of the Agreement.
     Expiration Date. “Expiration Date” shall have the meaning specified in Section 5.1 of the Agreement.
     IAB. “IAB” shall have the meaning specified in Section 2.1 of the Agreement.
     IO. “IO” shall have the meaning specified in Section 2.2 of the Agreement.
     LPI. “LPI” shall have the meaning specified in the third Recital to the Agreement.
     Marketing Commitment Amount. “Marketing Commitment Amount” shall have the meaning specified in Section 4.1 of the Agreement.

     Media Company. The “Media Company” shall have the meaning specified in the Preamble to the Agreement.
     Promotional Items. “Promotional Items” shall have the meaning specified in Section 3.1(d) of the Agreement.
     Put/Call Agreement. “Put/Call Agreement” shall have the meaning specified in the third Recital to the Agreement.
     SPI. “SPI” shall have the meaning specified in the third Recital to the Agreement.
SECTION 2. Advertising Agreement; Insertion Orders; Representations
     2.1 With respect to online advertising, this Agreement is based on and incorporates the Interactive Advertising Bureau’s (the “IAB”) standard terms and conditions for internet advertising for media buys one year or less (version 2.0) (“IAB’s Standard Terms and Conditions”) which are attached hereto as Schedule I. The IAB’s standard terms and conditions, however, are amended as set forth in this Agreement. In the event of any conflict or inconsistency, this Agreement and its amendments supersede or replace any conflicting or inconsistent IAB terms and conditions. This Agreement also covers certain print advertising provided to Advertiser as set forth on Schedule II attached hereto.
     2.2 Attached hereto as Schedule II are the current details of the marketing approach to be implemented by the Advertiser and the Media Company with the full details of the campaign or program to be advertised, the property of the Media Company on which such advertising will appear, the start and end date of each such advertising, the size of the advertising and the Cost Per Thousand impressions (“CPM”) or other costs for such advertising. The marketing approach set forth on Schedule II shall be subject to amendment and supplemented as reasonably agreed by the Advertiser and the Media Company. Any changes to the marketing approach shall be designed to protect and/or enhance the print and online environments for both the consumers and advertisers of the properties of the Media Company and its subsidiaries. As amended and supplemented, Schedule II shall be deemed to constitute the insertion orders (“IO’s”) pursuant to which the marketing approach shall be implemented.
     2.3 For the period from the date hereof through the Closing of the Put or Call (each as defined in the Put/Call Agreement), the advertising shall be placed broadly in association with the Media Company’s, LPI’s and SPI’s online and print platforms, publications and events. From and after the Closing of the Put or Call, the marketing shall be placed in association with the Media Company’s remaining online platforms and events only.
     2.4 Representations and Warranties. Each party to this Agreement represents and warrants to the other party that (i) such party has all necessary right, power and authority to enter into this Agreement and to perform the acts required of it hereunder, and (ii) the entry into this Agreement by such party, and the performance by such party of its obligations and duties hereunder, do not and will not violate any agreement of such party or by which such party is bound. The Advertiser represents and warrants to the Media Company that the Promotional Items, each Ad and the material to which such Ad links (i) do not infringe or misappropriate any intellectual property (including, without limitation, trademarks and copyrights), confidentiality, publicity or privacy rights of any third party in any jurisdiction, (ii) are truthful and not defamatory, deceptive or misleading, (iii) do not contain any material or element that is unlawful, harmful, abusive, hateful, threatening, or obscene (iv) comply with all applicable laws, including those regarding unfair competition, anti-discrimination or false advertising and (v) do not contain any virus, worm, trojan horse, time bomb or similar contaminating or destructive feature. The Media Company may review the Ad and also test the Advertiser’s URL links and, in the Media

Company’s sole discretion, may remove any Ad or URLs at any time that fail to comply with the above requirements. If an advertising agency is entering into this Agreement on behalf of the Advertiser, such advertising agency shall be jointly and severally responsible for all obligations and amounts owing hereunder. Each such advertising agency represents and warrants that it has full authority to act on the Advertiser’s behalf. EXCEPT AS EXPRESSLY SET FORTH HEREIN, EACH PARTY ACKNOWLEDGES AND AGREES THAT THE OTHER HAS NOT MADE ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.
SECTION 3. Amendments to IAB’s Standard Terms and Conditions. IAB’s Standard Terms and Conditions set forth in Schedule I are hereby amended, clarified and supplemented as follows:
     3.1 Definitions and Specialty Terms. For purposes of this IO, the Media Company will be deemed to have fully delivered an “impression” at the time the Advertiser’s Ad loads on a user’s screen. For purposes of this IO, the Media Company will be deemed to have fully delivered a “click-through” when a user clicks on the Advertiser’s Ad and arrives at the URL specified by the Advertiser. The following terms and conditions apply to the following specialty deliverables:
          (a) Roadblocks. Unless otherwise specified, a “Roadblock” identified in an IO entitles Advertiser to 100% of advertising inventory on the identified page or pages for the date or dates specified. If no date or dates are specified, or if the only dates specified are the flight dates, then the Roadblock entitles Advertiser to 100% of advertisements on the identified page or pages for a 24-hour period to be selected by the parties’ mutual agreement.
          (b) Sponsorships. Unless otherwise specified, a “Sponsorship” identified in an IO entitles Advertiser to a non-exclusive advertising placement on the page or pages and of the size and type identified in such IO. If a Sponsorship is designated a fixed placement, any impressions listed in the IO with regard to such placement are necessarily estimates. If a Sponsorship is specifically designated as “exclusive” in the IO, Advertiser will be the only third-party advertiser in Advertiser’s industry category permitted to purchase additional Ads (in addition to the Sponsorship placement) on the pages on which Advertiser has purchased such Sponsorship. The rates applicable to such additional Ads will be as set forth in the IO. Advertiser’s opportunity to be the sole third-party advertiser in Advertiser’s industry category on such page(s), if applicable, shall expire upon the designated end date of such Sponsorship.
          (c) Sweepstakes. Unless otherwise specified, a “Sweepstakes” identified in the IO entitles Advertiser to sponsor a Sweepstakes designed, hosted and administered by the Media Company or its third-party service provider, with the cooperation and assistance of Advertiser as necessary. For clarification and unless otherwise agreed, Advertiser agrees to pay for the design, development, and cost of any ads. The fee for such Sweepstakes does not include Advertiser-sponsored impressions promoting the Sweepstakes, which are provided for a separate fee, at the rates as set forth in the IO. While Advertiser will be the sole sponsor of the Sweepstakes in Advertiser’s industry category, the Media Company reserves the right to recruit sponsors in other industry categories. Unless otherwise agreed, Advertiser will provide all prizes associated with the Sweepstakes.
          (d) Product Sampling. The Media Company or its approved third-party service provider will include promotional items designated in the IO, provided by the Advertiser and approved by the Media Company (“Promotional Items”) in shipments to users of selected goods purchased through selected Websites. The Advertiser’s payment to the Media Company will be based upon numbers of Promotional Items shipped, according to the records of the Media Company or the Media Company’s third party order fulfillment service provider, which records shall be deemed conclusive for all purposes hereunder. If requested by Advertiser, the Media Company will return any unshipped Promotional Items to Advertiser, at Advertiser’s expense, upon termination or expiration of the campaign.
          (e) Emails. Unless otherwise specified, an “Email” identified in an IO entitles Advertiser to exclusive advertising placement on a newsletter sent to the customers of the Media Company who have opted-in to receive Email communications from the Media Company and its subsidiaries. Unless otherwise specified in an IO, Emails will be sent to the total number of customers who have opted-in to receive the newsletters throughout the nation. Aside from Advertiser’s advertising placement, content of the Email is exclusively determined by the Media Company.
          (f) Events. Unless otherwise specified, an “Event” identified on an IO entitles Advertiser to non-exclusive participation at a live gathering of the Media Company’s consumers in one location and on one date, for a specified period of time. Advertiser’s participation will consist of logo placement on any invitation and any displays created exclusively for the Event. Imagery, including static photos and video, may also be displayed at the Event, as pre-approved by the Media Company. Advertiser may choose to create additional experiences at an Event; such as celebrity appearances or product give-aways. Any additional experiences must be pre-approved by the Media Company and costs associated with producing these additional experiences are the sole responsibility of Advertiser.
     3.2 Provision of Advertising Materials. The Advertiser will provide all advertising buttons, badges, banners, logos or text links described in the IO (each, together with any hyperlinks, text, musical works, sound recordings, motion pictures and other audiovisual material, pictures, graphics, logos and any other content, data or subject matter incorporated therein, in addition to as defined below, an “Ad”) at least 5 days prior to scheduled publication date. The Media Company shall not be required to publish any Ad that is not received in accordance with such policy and applicable ad specifications, and Advertiser shall be obligated to pay amounts due for such Ad, whether or not such Ad is published. The Advertiser shall not submit, and the Media Company shall not be obligated to accept, Ads that are not readily identifiable as advertisements. The Media Company may in its sole discretion label any Ad as an “advertisement” for clarification. All contents of Ads are subject to the Media Company’s prior approval in its sole discretion. If an Ad is not received at least five (5) days prior to scheduled publication date, then PlanetOut may elect to enforce one of the following:
          (a) Advertiser is still responsible for the media purchased pursuant to the IO.
          (b) Advertiser is still responsible for the media purchased pursuant to the IO and the Media Company may run a Public Service Announcement (PSA) as a replacement until the creative is received; or
          (c) Advertiser is still responsible for the media purchased pursuant to the IO and Media Company may run a house promotion until the creative is received.
     3.3 Section II (Ad Placement and Positioning) of Schedule I. The following is added to section II:
     Positioning and Style. Except as otherwise expressly provided in the IO, the positioning of Ads within the Website (as defined hereafter) or on any particular page of the Website shall be within the Media Company’s sole and absolute discretion. “Site” as defined in the IAB standard terms and conditions shall mean (a) any website operated or hosted by or under the brands of the Media Company or any of its subsidiaries or affiliates, together with any mirror sites, any enhanced sites, any co-branded editions of such sites that have been or may be developed for distributors and successors to the foregoing; and (b) any third party Web sites within the Media Company’s advertising affiliate network.
     3.4 Clarification to section II(a) (Ad Placement and Positioning) of Schedule I. Section II(a) is clarified as follows:
     Online Ad Optimization. The Ad placements that are listed in the IO will serve as the initial framework for the Advertiser’s campaign. The Media Company will make best efforts to optimize the number of click-throughs to the Advertiser’s web site over the term of this Agreement. This optimization may entail adding more impressions for the top-performing placements, adding new placements and removing poor-performing placements. Changes will be made only with the consent of the Advertiser.
     3.5 Replacing section II(b) (Ad Placement and Positioning) of Schedule I. Section II(b) is hereby replaced in its entirety with:
     Media Company currently intends to relaunch the website gay.com later in calendar year 2008. Following relaunch of the site, some ad units will change. The parties will work together to mutually agree to any revisions of outstanding IO’s necessary to cover the new ad units following the relaunch.
     3.6 Replacing section III (Payment and Payment Liability) of Schedule I. Section III is replaced in its entirety by Section 4 below of this Agreement.
     3.7 Clarification to section V (Cancellation and Termination) of Schedule I. Section V is clarified as follows:
     Remedy following Cancellation. Except as hereinafter provided, any cancellation or termination of an IO pursuant to this Section V shall not entitle the Advertiser to any refund of any amounts previously paid or right to set-off against any future amounts payable to the Media Company. The Advertiser’s sole remedy following such termination or cancellation is to submit a revised IO and have impressions delivered pursuant to a new campaign on or prior to the Expiration Date; provided, however, that (i) if Advertiser has cancelled or terminated an IO pursuant to Section V(c) due to a material breach by the Media Company and has notified the Media Company of such breach at the time of cancellation or termination and (ii) the Media Company has not delivered such new impressions within 90 days after the Expiration Date, then the Advertiser shall be entitled to a refund for any amounts previously paid for the unserved impressions and, upon making such refund, the Media Company shall have no further obligation with respect thereto and, provided that the Media Company has satisfied its obligations under Sections 3.8 and 3.9 of this Agreement, this Agreement shall terminate.
     3.8 Replacing section VI(b) (MakeGoods) of Schedule I. Section VI(b) is hereby replaced in its entirety with:
     MakeGood. In the event that the Media Company fails to either publish an Ad in accordance with the schedule provided in the IO or, as applicable, deliver the number of total impressions specified in the IO by the end of the specified period, the Media Company shall place the Ad in a comparable position at a later time, but in no event later than 90 days after the Expiration Date. Assuming the Advertiser has provided the agreed upon advertising materials by the agreed upon deadlines, should the Media Company fail to deliver the agreed upon total impressions no later than 90 days after the Expiration Date, then the Advertiser shall be entitled to a refund of any amounts previously paid for the undelivered impressions and, upon making such refund, the Media Company shall have no further obligation with respect thereto and, provided that the Media Company has satisfied its obligations under Sections 3.7 and 3.9 of this Agreement, this Agreement shall terminate.
     3.9 Replacing section VIII(c) (Force Majeure) of Schedule I. Section VIII(c) is hereby replaced in its entirety with:
     Remedy following Cancellation. To the extent that a force majeure has continued for 5 business days, Media Company or Agency has the right to cancel the remainder of the IO without penalty. Any cancellation of an IO pursuant to this Section VIII shall not entitle the Advertiser to any refund of any amounts previously paid or right to set-off against any future amounts payable to the Media Company except as set forth below. The Advertiser’s remedy following such termination or cancellation is to submit a revised IO and have impressions served pursuant to a new campaign on or prior to the Expiration Date. Additionally, if Advertiser terminates or cancels and submits a revised IO following a force majeure that has continued for 5 business days, the Expiration Date shall be extended an additional number of business days equal to the length of the force majeure but not more than 90 days. Notwithstanding anything to the contrary pursuant to this Section VIII, to the extent that the Media Company has not delivered the total impressions specified in the IO no later than 90 days after the Expiration Date, then the Advertiser shall be entitled to a refund of any amounts previously paid for the undelivered impressions and, upon making such refund, the Media Company shall have no further obligation with respect thereto and, provided that the Media Company has satisfied its obligations under Sections 3.7 and 3.8 of this Agreement, this Agreement shall terminate.
     3.10 Added to section XI (Limitation of Liability) of Schedule I. The following is hereby added to section XI:
     The Media Company will have no liability to the Advertiser for (a) the Promotional Items as provided to the Media Company or the content of any Ad, or any errors or omissions within, (b) the quality or the display of any Ad on any particular online service, software (including browsers), system configuration, monitor resolution or other equipment used by any user of the Internet or (c) any delay or failure to fulfill its obligations hereunder that results from an act of god, war, civil disturbance, court order, legislative or regulatory action, catastrophic weather condition, earthquake, failure or fluctuation in electrical power or other utility services, Internet or telecommunications failure, computer virus, third party interference, third party software or hardware defect or condition that may interrupt or delay access to any Internet site or any other cause beyond its reasonable control.
     3.11 Replacing section XIV (Miscellaneous) of Schedule I. Section XIV (Miscellaneous) is replaced in its entirety by Section 6 below of this Agreement.
SECTION 4. Payment Terms; Pre-Paid Advertising Credit; Security Agreement
     4.1 In exchange for the advertising and promotional support, Advertiser shall pay to the Media Company a total of $6,000,000 in cash (the “Marketing Commitment Amount”). Of the

Marketing Commitment Amount, Advertiser has previously paid the Media Company $4,000,000 and the remaining $2,000,000 shall be paid to the Media Company, $1,000,000 at a time, on the fifteenth of each month beginning on August 15, 2008 and ending on September 15, 2008. Such additional amounts shall be due and payable regardless of the timing of the release of any motion pictures by Advertiser or any marketing efforts related thereto.
     4.2 The Marketing Commitment Amount shall be treated as prepaid advertising, to be applied as the marketing occurs. As of the date hereof, the prepaid advertising has been reduced to the extent of the advertising already provided by the Media Company to the Advertiser prior to the date hereof as set forth on Schedule I attached hereto. Except as set forth in Sections 3.7, 3.8 and 3.9, the remainder of the prepaid advertising must run by the Expiration Date. The Media Company shall be entitled to keep any portion of the prepaid advertising which has not run as of the Expiration Date, except as set forth in Sections 3.7, 3.8 and 3.9. The Advertiser shall not be entitled to any refund for any prepaid advertising which has not run as of the Expiration Date, except as set forth in Sections 3.7, 3.8 and 3.9.
     4.3 From and after the time of the Closing of the Put or the Call, the unpaid portion of the Marketing Commitment Amount shall be secured by the trademarks, copyrights and URLs acquired pursuant to the Put/Call Agreement, with such security interest to be released following the full payment of the Marketing Commitment Amount.
     4.4 In the event that on or before the Expiration Date, the Media Company sells its advertising business assets remaining following the closing of the Put or the Call pursuant to the Put/Call Agreement and the acquirer of such assets or business either does not assume the Media Company’s obligations arising under this Agreement or is no longer willing to provide advertising on such assets, the Advertiser shall be entitled to a refund for any prepaid advertising which has not run as of the closing of such acquisition.
SECTION 5. Term
     5.1 Subject to Sections 3.7, 3.8 and 3.9, this Agreement shall commence as of the date hereof and shall remain in effect until March 31, 2009 (the “Expiration Date”).
SECTION 6. Miscellaneous Provisions
     6.1 Notices. All notices and other communications required or permitted to be given hereunder shall be sent to the party to whom it is to be given with copies to all other parties as follow (as elected by the party giving such notice) and be either personally delivered against receipt, by facsimile or other wire transmission, by registered or certified mail (postage prepaid, return receipt requested) or deposited with an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):
(a)	if to the Media Company:
PlanetOut Inc.
1355 Sansome Street
San Francisco, California 94111
Attention: Chief Executive Officer
Facsimile: (415) 834-6216

with a copy to:
PlanetOut Inc.
1355 Sansome Street
San Francisco, California 94111
Attention: General Counsel
Facsimile: (415) 834-6381
and to:
Howard Rice Nemerovski Canady Falk & Rabkin,
A Professional Corporation
Three Embarcadero Center, 7th Floor
San Francisco, California 94111
Attention: Michael J. Sullivan
Facsimile: (415) 217-5910
(b)	if to the Advertiser:
Regent Releasing, L.L.C.
10990 Wilshire Boulevard, Penthouse 1800
Los Angeles, California 90024
Attention: Chairman
Facsimile: (310) 806-4268
with a copy to:
De Castro West Chodorow Glickfeld & Nass, Inc.
10960 Wilshire Boulevard, 14th Floor
Los Angeles, California 90024
Attention: Hilton Chodorow
Facsimile: (310) 473-0123
All notices and other communications shall be deemed to have been given (i) when received if given in person, (ii) on the date of electronic confirmation of receipt if sent by facsimile or other wire transmission, (iii) three Business Days after being deposited in the U.S. mail, certified or registered mail, postage prepaid, or (iv) one Business Day after being deposited with a reputable overnight courier.
     6.2 Relationship of Parties. Advertiser’s relationship with the Media Company will be that of an independent contractor and nothing in this Agreement will be deemed to constitute either party as the other’s partner, joint venturer, representative, agent or employee for any purpose.
     6.3 License. The Advertiser hereby grants to the Media Company a non-exclusive, worldwide, fully paid license to use, reproduce distribute, publicly display and publicly perform each Ad (and the content, trademarks and brand features contained therein) in accordance with this Agreement.
     6.4 Additional Representations. Media Company represents and warrants that Media Company has all necessary permits, licenses, and clearances to sell the inventory represented in the IO subject to the terms and conditions of this agreement, including any applicable Policies. Advertiser represents and warrants that Advertiser has all necessary licenses and clearances to use the content contained in their Ads and Advertising Materials.

     6.5 Survival. Sections 2.4 and 6 of this Agreement and Sections III (Payment and Payment Liability), VI (Makegoods), X (Indemnification), XI (Limitation of Liability) and XII (Non-Disclosure, Data Ownership, Privacy and Laws) of Schedule I shall survive termination or expiration of this Agreement and Section IV (Reporting) of Schedule I shall survive for 30 days after the termination or expiration of this Agreement. In addition, following the termination or expiration of this Agreement, each party shall return or destroy the other party’s Confidential Information and remove Advertising Materials and Ad tags.
     6.6 Time of the Essence. Time is of the essence of this Agreement.
     6.7 Headings. The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.
     6.8 Counterparts. This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.
     6.9 Attorneys’ Fees. If any legal action or other legal proceeding relating to any of the Transaction Agreements or the enforcement of any provision of any of the Transaction Agreements is brought against any party hereto, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).
     6.10 Governing Law. This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of California (without giving effect to principles of conflicts of laws).
     6.11 Venue.
          (a) Any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement may be brought or otherwise commenced in any state or federal court located in the Cities and Counties of San Francisco or Los Angeles, California. Each party to this Agreement:
               (i) expressly and irrevocably consents and submits to the jurisdiction of each state and federal court located in the Cities and Counties of Los Angeles and San Francisco, California (and each appellate court located in the State of California) in connection with any such legal proceeding;
               (ii) agrees that each state and federal court located in the Cities and Counties of Los Angeles and San Francisco, California shall be deemed to be a convenient forum; and
               (iii) agrees not to assert (by way of motion, as a defense or otherwise), in any such legal proceeding commenced in any state or federal court located in the Cities and Counties of Los Angeles and San Francisco, California, any claim that such party is not subject personally to the jurisdiction of such court, that such legal proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.
          (b) The Advertiser and the Media Company agree that, if any Proceeding is commenced against any Indemnified Party by any Person in or before any court or other tribunal anywhere in the world, then such Indemnified Party may proceed against the Indemnifying Party in such court or other tribunal with respect to any indemnification claim or other claim arising directly or indirectly from or relating directly or indirectly to such Proceeding or any of the matters alleged therein or any of the circumstances giving rise thereto.
          (c) The Advertiser and the Media Company each irrevocably waives the right to a jury trial in connection with any legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement.
     6.12 Assignment. Advertiser may not resell, assign or transfer any of its rights or obligations hereunder other than to its subsidiaries and controlled affiliates, and any attempt to resell, assign or transfer such rights or obligations to anyone other than its subsidiaries and controlled affiliates without the Media Company’s prior written approval will be null and void. The Media Company may assign this Agreement without the consent of the Advertiser to the acquirer of the Media Company’s advertising business assets or to the survivor of a merger or other consolidation or reorganization involving the Media Company. Except as set forth in the immediately preceding sentence, the Media Company may not resell, assign or transfer any of its rights or obligations hereunder other than to its subsidiaries and controlled affiliates, and any attempt to resell, assign or transfer such rights or obligations without the Advertiser’s prior written approval will be null and void. All terms and provisions of this Agreement and each IO will be binding upon and inure to the benefit of the parties hereto and their respective permitted transferees, successors and assigns.
     6.13 Amendments. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of the Advertiser and the Media Company.
     6.14 Severability. In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.
     6.15 Parties in Interest. None of the provisions of this Agreement is intended to provide any rights or remedies to any Person other than the parties hereto and their respective successors and assigns (if any).
     6.16 Entire Agreement. This Agreement, along with the Put/Call Agreement and the other Transaction Agreements, as defined in the Put/Call Agreement, supersede that certain letter of intent dated April 7, 2008 between Regent Releasing, L.L.C. and PlanetOut Inc. (which letter of intent shall have no further force or effect) and set forth the entire understanding of the parties relating to the subject matter thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter thereof. No representation, inducement, promise, understanding, condition or warranty not set forth herein has been made or relied upon by either party hereto.
     6.17 Construction.
          (a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

          (b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.
          (c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”
          (d) Except as otherwise indicated, all references in this Agreement to “Sections” and “Exhibits” are intended to refer to Sections of this Agreement and Exhibits to this Agreement.
[Signature Page Attached]

     IN WITNESS WHEREOF, the Advertiser and the Media Company have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first written above.

“ADVERTISER”:	Regent Releasing, L.L.C.
a Texas limited liability company

	By:	/s/ Stephen Jarchow

Name:

Title:

“MEDIA COMPANY”:	PlanetOut Inc.,
a Delaware corporation

	By:	/s/ Karen Magee

Name: Karen Magee
Title: Chief Executive Officer